Exhibit 99.1

FOR IMMEDIATE RELEASE

Wipro Announces Results for the Quarter ended June 30, 2023,

Delivers Net Income growth of 12% YoY

Total Bookings of $3.7 billion for the Quarter

Large deal Bookings growth of 9% YoY. Highest in last 8 Quarters

Operating Cash Flows at 130% of Net Income

EAST BRUNSWICK, N.J. | BANGALORE, India – July 13, 2023: Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO), a leading technology services and consulting company, announced financial results under International Financial Reporting Standards (IFRS) for the quarter ended June 30, 2023.

Highlights of the Results

Results for the Quarter ended June 30, 2023:

1.	Gross Revenue reached ₹ 228.3 billion ($2.8 billion1), an increase of 6.0% YoY

2.	IT Services Segment Revenue increased to $2,778.5 million, an increase of 0.8% YoY and an increase of 6.1% YoY in INR terms

3.	Non-GAAP[2] constant currency IT Services segment revenue decreased 2.8% QoQ, increased 1.1% YoY

4.	Total Bookings[3] was at $3.7 billion and large deal bookings[4] was at $1.2 billion, up by 9% YoY

5.	IT Services Operating Margin[5] for the quarter was at 16.0%, up 112 bps YoY

6.	Net Income for the quarter was at ₹ 28.7 billion ($349.8 million1), an increase of 12.0% YoY

7.	Earnings Per Share for the quarter was at ₹ 5.23 ($0.061), an increase of 11.5% YoY

8.	Operating Cash Flows at 130% of Net Income for the quarter was at ₹ 37.5 billion ($457.1 million1)

9.	Voluntary attrition[6] has continued to moderate QoQ, coming in at an 8-quarter low of 14% in Q1’24

Outlook for the Quarter ending September 30, 2023

We expect Revenue from our IT Services business segment to be in the range of $2,722 million to $2,805 million*. This translates to sequential guidance of -2.0% to +1.0% in constant currency terms.

*	Outlook for the Quarter ending September 30, 2023, is based on the following exchange rates: GBP/USD at 1.26, Euro/USD at 1.10, AUD/USD at 0.67, USD/INR at 82.34 and CAD/USD at 0.76

Performance for the Quarter ended June 30, 2023

“Wipro’s first quarter results come with a strong backbone of large deal bookings, robust client additions, and resilient margins,” said Thierry Delaporte, CEO and Managing Director. “Despite a gradual reduction in clients’ discretionary spending, we maintained new business momentum. We earned our clients’ trust with strong delivery, innovation, and expanded services that strengthen our long-term businesses, and help capture market share. The launch of Wipro ai360 and the USD 1 billion investment solidifies Wipro’s position as a leading transformation partner that delivers the results and innovation our clients need to future-proof their businesses.”

Jatin Dalal, Chief Financial Officer, said, “Our ongoing focus on operational improvement has ensured that margin remains steady even in a softening revenue environment. Our operating Margin for the first quarter was 16% an expansion of 112 basis point YoY. We generated strong operating cash flows at 130% of our net income for the Quarter. EPS for the quarter grew by 11.5% YoY.”

Analyst Recognition

1.	Wipro was positioned as a Leader in IDC MarketScape: Worldwide Artificial Intelligence Services 2023 Vendor Assessment (Doc # US49647023 May 2023)

2.	Wipro was positioned as a Leader in Avasant’s Applied AI Services RadarView™ 2022 – 2023

3.	Wipro was positioned a Leader in Everest Group’s Application Automation Services PEAK Matrix® Assessment 2023

4.	Wipro was rated a Leader in Everest Group’s Enterprise Blockchain Services PEAK Matrix® Assessment 2023

5.	Wipro was featured as a Leader in Avasant’s Cybersecurity Services RadarView™ 2023

6.	Wipro was rated as a Leader in ISG Provider Lens™ – Network-Software Defined Solutions and Services 2023 - US, UK, Germany (multiple quadrants)

7.	Wipro was named as a Leader in ISG Provider Lens™ – ServiceNow Ecosystem Partners 2023 - US (multiple quadrants)

8.	Wipro was recognized as a Leader in ISG Provider Lens™ – Salesforce Ecosystem Partners 2023—US, UK, Germany (multiple quadrants)

9.	Wipro was recognized a Leader in Everest Group’s Intelligent Process Automation (IPA) PEAK Matrix® Assessment 2023

10.	Wipro was rated as a Leader in Avasant’s Multisourcing Service Integration RadarView™ 2022 – 2023

IT Products

•	IT Products segment revenue for the quarter was ₹ 0.69 billion ($8.5 million1)

•	IT Products segment results for the quarter was a loss of ₹ 0.16 billion ($2.0 million1)

Please refer to the table on page 11 for reconciliation between IFRS IT Services Revenue and IT Services Revenue on a non-GAAP constant currency basis.

Highlights of Strategic Deal Wins

In the first quarter, Wipro continued to win large and strategic deals across industries. Key highlights include:

•

A Fortune 100 global healthcare payer has extended its partnership with Wipro for a multi- year deal, consolidating and transforming their contact center operations. The Wipro team will collaborate with the client to develop solutions to reduce and deflect call volumes, improve productivity, as well as develop AI to simplify processes and improve their Net Promoter Score (NPS).

•

Wipro has been awarded a contract by a leading global cycle manufacturer to run an end-to-end transformation program covering business operations in sales, manufacturing, and finance & supply chain across 15 countries. Through this program Wipro will consolidate multiple Enterprise Resource Planning (ERP) systems into a single harmonised Dynamics 365 Finance and Operations (F&O) platform. This will improve inventory and supply chain visibility, leading to better order fulfilment including contract negotiation and value realisation for the procurement function; minimize downtime through better production planning for manufacturing and create better cashflow visibility for finance; while setting up a data foundation to become an AI-driven insights-led organisation.

•

A major US airport selected Wipro to help them reduce their carbon footprint, aligned to Airports Carbon Accreditation (ACA) requirements. Wipro will assist by delivering a greenhouse gas inventory analysis, carbon reduction roadmap, sustainability transparency reporting, and the design for their annual report. Wipro will leverage its unique Wipro Impact Framework to align the client to ACA accreditation requirements, while also enabling them to ready for future.

•

An energy services and delivery company has selected Wipro to standardize their software development process. The project will enable the client to more efficiently develop software using automation, agile principles, continuous integration, as well as a redesigned team structure. This transformation project will allow for a better flow of business value for the client, reduce technical debt, enable cloud adoption and create an enhanced experience for their customers.

•

A global transportation, e-commerce, and business services company has selected Wipro to help address challenges around business transformation, cost optimization and capacity management. The Wipro team will have the ownership and accountability of Specialized Managed Services focused on continuous improvement and outcome-based services. The Wipro team will ensure the retention of institutional knowledge of more than 50 portfolio applications delivering predictable outcomes, driving strategic initiatives, and complementing client’s optimization charter to drive better efficiencies and enhanced user experiences.

•

One of the largest home improvement retailers has selected Wipro to help them operate and transform their retail and core finance functions. Wipro and the client will co-create a solution to improve operational efficiencies, optimize costs, and ensure zero disruption during peak periods. The project will also help them gain and retain key talent by supporting flexible work from home model.

•

A leading India-based private sector bank has selected Wipro to transform their traditional Managed Services support model to a Modern Workplace model to enhance their overall user experience and create a hyper-personalized and frictionless workplace. Wipro will deliver rapid transformation through a machine-first approach with cognition, hyper- automation, and analytics. Automation will drive the resolution of up to 25% of the tickets raised. Through an employee-centric design for streamlined banking services, Wipro will enable standardized operations globally, eliminate redundancies and improve service quality with a focus on compliance. Wipro will also provide an efficient, scalable, secure, and centralized estate to improve asset and vendor management.

•

A global tech giant chose Wipro to help them reduce their products’ total cost of ownership. Over the course of this multi-year deal, Wipro will set up a dedicated facility to reduce their operational cost burden. The project will involve Quality Assurance automation to improve productivity, reduce costs, and generate additional revenue.

•

A general insurance company has selected Wipro to fulfil a multi-year transformation program to migrate their claims legacy landscape to the cloud. One the key aspect of this project is the migration of the client’s inbound and outbound communication as well as documentation to a cloud-based platform. To achieve this, the Wipro team built a bespoke version of our DocHawk tool to seamlessly integrate it into the client’s infrastructure. The client has seen an immediate cost saving of over 30% with the option to expand this efficiency across all other critical programs.

•

A global pharmaceutical and medical device company selected Wipro to enable them to track, manage and report complaints. In this highly regulated industry, they needed a partner who had extensive experience in the medical sector, could provide multilingual support, and ensure they remained compliant with relevant regulatory bodies. Wipro devised a unique solution including a multi-lingual contact center, with the ability to support calls, emails, and surface mails. As well as a robust Quality Assurance process, in compliance with FDA guidelines, supported by an automated auditing process to ensure accuracy of data submission to government regulatory bodies, helping the client meet regulatory submission requirements.

1.

For the convenience of the readers, the amounts in Indian Rupees in this release have been translated into United States Dollars at the certified foreign exchange rate of US$1 = ₹ 82.06, as published by the Federal Reserve Board of Governors on June 30, 2023. However, the realized exchange rate in our IT Services business segment for the quarter ended June 30, 2023 was US$1= ₹ 81.90

2.	Constant currency for a period is the product of volumes in that period times the average actual exchange rate of the corresponding comparative period
3.

Total Bookings refers to the total contract value of all orders that were booked during the period including new orders, renewals, and increases to existing contracts. Bookings do not reflect subsequent terminations or reductions related to bookings originally recorded in prior fiscal periods. Bookings are recorded using then-existing foreign currency exchange rates and are not subsequently adjusted for foreign currency exchange rate fluctuations. The revenues from these contracts accrue over the tenure of the contract. For constant currency growth rates, refer note 2

4.	Large deal bookings consist of deals greater than or equal to $30 million in total contract value
5.	IT Services Operating Margin refers to Segment Results Total as reflected in IFRS financials.
6.	Voluntary attrition is in IT Services computed on a quarterly annualised basis and excludes DOP
7.

Effective April 1, 2023, we merged our ISRE segment with our IT Services segment. The QoQ and YoY growth rates for the quarter ended June 30, 2023 were computed by rebaselining ISRE numbers in Q4’23 and Q1’23

About Key Metrics and Non-GAAP Financial Measures

This press release contains key metrics and non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that are adjusted to exclude or include amounts that are excluded or included, as the case may be, from the most directly comparable financial measure calculated and presented in accordance with IFRS.

The table on page 11 provides IT Services Revenue on a constant currency basis, which is a non- GAAP financial measure that is calculated by translating IT Services Revenue from the current reporting period into U.S. dollars based on the currency conversion rate in effect for the prior reporting period. We refer to growth rates in constant currency so that business results may be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons of our business performance. Further, in the normal course of business, we may divest a portion of our business which may not be strategic. We refer to the growth rates in both reported and constant currency adjusting for such divestments in order to represent the comparable growth rates.

Our key metrics and non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, the most directly comparable financial measure calculated in accordance with IFRS and may be different from non-GAAP measures used by other companies. Our key metrics and non-GAAP financial measures are not comparable to, nor should be substituted for, an analysis of our revenue over time and involve estimates and judgments. In addition to our non-GAAP measures, the financial statements prepared in accordance with IFRS and the reconciliation of these non- GAAP financial measures with the most directly comparable IFRS financial measure should be carefully evaluated.

Results for the Quarter ended June 30, 2023, prepared under IFRS, along with individual business segment reports, are available in the Investors section of our website www.wipro.com/investors/

Quarterly Conference Call

We will hold an earnings conference call today at 07:30 p.m. Indian Standard Time (10:00 a.m. U.S. Eastern Time) to discuss our performance for the quarter. The audio from the conference call will be available online through a web-cast and can be accessed at the following link- https://links.ccwebcast.com/?EventId=WIP130723

An audio recording of the management discussions and the question-and-answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com

About Wipro Limited

Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) is a leading technology services and consulting company focused on building innovative solutions that address clients’ most complex digital transformation needs. Leveraging our holistic portfolio of capabilities in consulting, design, engineering, and operations, we help clients realize their boldest ambitions and build future-ready, sustainable businesses. With around 250,000 employees and business partners across 65 countries, we deliver on the promise of helping our clients, colleagues, and communities thrive in an ever-changing world. For additional information, visit us at www.wipro.com

Contact for Investor Relations		Contact for Media & Press
Dipak Kumar Bohra	Abhishek Jain
Phone: +91-80-6142 7201	Phone: +91-80-6142 6143	Phone: +91-80-6142 6450
dipak.bohra@wipro.com	abhishek.jain2@wipro.com	media-relations@wipro.com

Forward-Looking Statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations and intentions. Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, complete proposed corporate actions, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our business and industry.

Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward- looking statement that may be made from time to time by us or on our behalf.

# # #

(Tables to follow)

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(₹ in millions, except share and per share data, unless otherwise stated)

	As at March 31, 2023	As at June 30, 2023
			Convenience translation into US dollar in millions Refer footnote in page 4
ASSETS
Goodwill	307,970	306,970	3,741
Intangible assets	43,045	41,155	502
Property, plant and equipment	88,659	86,464	1,054
Right-of-Use assets	18,702	18,448	225
Financial assets
Derivative assets	29	193	2
Investments	20,720	20,782	253
Trade receivables	863	861	10
Other financial assets	6,330	6,368	78
Investments accounted for using the equity method	780	782	10
Deferred tax assets	2,100	1,942	24
Non-current tax assets	11,922	12,295	150
Other non-current assets	13,606	13,247	161

Total non-current assets	514,726	509,507	6,210

Inventories	1,188	1,375	17
Financial assets
Derivative assets	1,844	3,297	40
Investments	309,232	351,156	4,279
Cash and cash equivalents	91,880	83,616	1,019
Trade receivables	126,350	114,457	1,395
Unbilled receivables	60,515	64,467	786
Other financial assets	9,096	12,478	152
Contract assets	23,001	25,168	307
Current tax assets	5,091	4,750	58
Other current assets	32,899	30,344	370

Total current assets	661,096	691,108	8,423

TOTAL ASSETS	1,175,822	1,200,615	14,633

EQUITY
Share capital	10,976	10,978	134
Share premium	3,689	4,155	51
Retained earnings	660,964	545,698	6,650
Share-based payment reserve	5,632	6,268	76
Special Economic Zone re-investment reserve	46,803	45,891	559
Other components of equity	53,100	56,039	683

Equity attributable to the equity holders of the Company	781,164	669,029	8,153
Non-controlling interests	589	624	8

TOTAL EQUITY	781,753	669,653	8,161

LIABILITIES
Financial liabilities
Loans and borrowings	61,272	61,197	746
Lease liabilities	15,953	16,079	196
Derivative liabilities	179	45	1
Other financial liabilities	2,649	1,547	19
Deferred tax liabilities	15,153	15,772	192
Non-current tax liabilities	21,777	23,504	286
Other non-current liabilities	9,333	10,151	124
Provisions	^	—	—

Total non-current liabilities	126,316	128,295	1,564

Financial liabilities
Loans, borrowings and bank overdrafts	88,821	88,712	1,081
Lease liabilities	8,620	8,706	106
Derivative liabilities	2,825	1,448	18
Trade payables and accrued expenses	89,054	80,735	984
Other financial liabilities	4,141	123,413	1,504
Contract liabilities	22,682	19,595	239
Current tax liabilities	18,846	20,898	255
Other current liabilities	30,215	56,760	692
Provisions	2,549	2,400	29

Total current liabilities	267,753	402,667	4,908

TOTAL LIABILITIES	394,069	530,962	6,472

TOTAL EQUITY AND LIABILITIES	1,175,822	1,200,615	14,633

^ Value is less than 1

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

	Three months ended June 30,
	2022	2023	2023
			Convenience translation into US dollar in millions Refer footnote in page 4
Revenues	215,286	228,310	2,782
Cost of revenues	(155,600)	(161,261)	(1,965)

Gross profit	59,686	67,049	817
Selling and marketing expenses	(15,359)	(16,584)	(202)
General and administrative expenses	(13,471)	(15,887)	(194)
Foreign exchange gains/(losses), net	1,034	(62)	(1)

Results from operating activities	31,890	34,516	420
Finance expenses	(2,045)	(3,086)	(38)
Finance and other income	3,690	6,542	80
Share of net profit/ (loss) of associates accounted for using the equity method	(15)	3	^

Profit before tax	33,520	37,975	462
Income tax expense	(7,931)	(9,115)	(111)

Profit for the period	25,589	28,860	351

Profit attributable to:
Equity holders of the Company	25,636	28,701	349
Non-controlling interests	(47)	159	2

Profit for the period	25,589	28,860	351

Earnings per equity share:
Attributable to equity holders of the Company
Basic	4.69	5.23	0.06
Diluted	4.67	5.12	0.06
Weighted average number of equity shares used in computing earnings per equity share
Basic	5,471,449,783	5,482,733,329	5,482,733,329
Diluted	5,485,057,994	5,600,307,315	5,600,307,315
^ Value is less than 1

Additional Information:

	Three months ended			Year ended
Particulars	June 30, 2023	March 31, 2023	June 30, 2022	March 31, 2023
	Audited	Audited	Audited	Audited
Segment revenue
IT Services
Americas 1	65,607	66,430	61,702	261,270
Americas 2	68,303	70,563	66,613	278,374
Europe	67,134	67,562	60,276	256,845
APMEA	26,510	27,207	25,783	106,812

Total of IT Services	227,554	231,762	214,374	903,301
IT Products	694	1,131	1,946	6,047

Total segment revenue	228,248	232,893	216,320	909,348

Segment result
IT Services
Americas 1	13,537	13,445	11,570	51,555
Americas 2	14,169	15,940	13,224	59,689
Europe	9,968	11,024	7,986	37,667
APMEA	2,800	3,030	2,069	10,681
Unallocated	(3,957)	(5,773)	(2,844)	(18,368)

Total of IT Services	36,517	37,666	32,005	141,224
IT Products	(161)	(59)	(55)	(176)
Reconciling Items	(1,840)	(30)	(60)	(1,442)

Total segment result	34,516	37,577	31,890	139,606

Finance expenses	(3,086)	(2,860)	(2,045)	(10,077)
Finance and Other Income	6,542	5,463	3,690	18,185
Share of net profit/ (loss) of associates accounted for using the equity method	3	4	(15)	(57)

Profit before tax	37,975	40,184	33,520	147,657

Effective April 1, 2023, we merged our India State Run Enterprise segment (“ISRE”) with our IT Services segment. Currently, the Company is organized into the following operating segments: IT Services and IT Products.

IT Services: As announced on November 12, 2020, effective January 1, 2021, we re-organized our IT Services segment into four Strategic Market Units (“SMUs”)—Americas 1, Americas 2, Europe and Asia Pacific Middle East Africa (“APMEA”).

Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries.

Americas 1 includes Healthcare and Medical Devices, Consumer Goods and Lifesciences, Retail, Transportation and Services, Communications, Media and Information services, Technology Products and Platforms, in the United States of America and entire business of Latin America (“LATAM”). Americas 2 includes Banking, Financial Services and Insurance, Manufacturing, Hi-tech, Energy and Utilities industry sectors in the United States of America and entire business of Canada. Europe consists of United Kingdom and Ireland, Switzerland, Germany, Benelux, Nordics and Southern Europe. APMEA consists of Australia and New Zealand, India, Middle East, South East Asia, Japan and Africa.

IT Products: The Company is a value-added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to the above items is reported as revenue from the sale of IT Products.

Reconciliation of selected GAAP measures to Non-GAAP measures

Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($Mn)

Three Months ended June 30, 2023

IT Services Revenue as per IFRS	$2,778.5
Effect of Foreign currency exchange movement	$(19.5)

Non-GAAP Constant Currency IT Services Revenue based on previous quarter exchange rates	$2,759.0

Three Months ended June 30, 2023

IT Services Revenue as per IFRS	$2,778.5
Effect of Foreign currency exchange movement	$8.1

Non-GAAP Constant Currency IT Services Revenue based on exchange rates of comparable period in previous year	$2,786.6

Reconciliation of Free Cash Flow for three months ended June 30, 2023

Amount in INR Mn
Three months ended June 30, 2023
Net Income for the period [A]	28,860
Computation of Free Cash Flow
Net cash generated from operating activities [B]	37,513
Add/ (deduct) cash inflow/ (outflow) on:
Purchase of property, plant and equipment	(2,209)
Proceeds from sale of property, plant and equipment	1,030

Free Cash Flow [C]	36,334

Operating Cash Flow as percentage of Net Income [B/A]	130.0%

Free Cash Flow as percentage of Net Income [C/A]	125.9%